UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Eco Stim Energy Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27888D101

(CUSIP Number)

Bienville Capital Managment, LLC
521 5th Avenue, 35th Floor
New York, NY 10175

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

7/6/17

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888D101	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Bienville Argentina Opportunities Fund 2.0, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,507,696
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,507,696
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,507,696
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 27888D101	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS BAOF 2.0 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,507,696
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,507,696
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,507,696
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 27888D101	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Bienville Argentina Opportunities Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,471,838
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,471,838
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,838
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.69%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 27888D101	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS BAOF GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,471,838
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,471,838
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,838
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.69%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 27888D101	13D	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Bienville Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 27888D101	13D	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS William Herbert Stimpson, II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 27888D101	13D	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS Michael Cullen Thompson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 27888D101	13D	Page 9 of 13 Pages

1.	NAMES OF REPORTING PERSONS Donald Stoltz, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,979,534
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,979,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,979,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 27888D101	13D	Page 10 of 13 Pages

Schedule 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2016, Amendment No. 1 thereto, filed with the SEC on August 22, 2016, Amendment No. 2 thereto, filed with the SEC on September 28, 2016, and Amendment 3 thereto, filed with the SEC on April 14, 2017 (collectively the “Schedule 13D”) with respect to the common stock, $0.001 par value (the "Common Stock"), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 4, 5 and 7 of the Schedule 13D as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the common stock covered by this Statement is $13,999,447.51. Argentina Fund and Argentina Fund 2 funded the purchase price through working capital. Investment Manager is responsible for voting any proxies with respect to the reported securities on behalf of the Argentina Fund and Argentina Fund 2.

Item 4  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 6, 2017, Argentina Fund 2 entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer pursuant to which Argentina Fund 2 agreed to purchase 1,000,000 shares of Common Stock, at a price of $1.50 per share (the "Private Placement"). The Private Placement closed on July 6, 2017 (the "Closing Date").

In connection with the closing of the Private Placement, the Issuer, Argentina Fund 2 and the other purchaser listed on the signature page attached to the Purchase Agreement entered into that certain Amended & Restated Registration Rights Agreement, dated July 6, 2017 (the "A&R Registration Rights Agreement"). Under the A&R Registration Rights Agreement, the Issuer has agreed to (i) use its reasonable best efforts to file a Registration Statement (as defined in the A&R Registration Rights Agreement) on Form S-1 or any successor form thereto (each a "Long- Form Registration" as defined in the A&R Registration Rights Agreement) with the SEC upon the initial request of registration from the Demand Holders (as defined in the A&R Registration Rights Agreement) within ninety (90) days after the date on which the initial request is given; and (ii) use its reasonable best efforts to file a Registration Statement on Form S-3 or any successor form thereto, if the Issuer is qualified for the use of Form S-3, (each a "Short-Form Registration" as defined in the A&R Registration Rights Agreement) with the SEC upon the initial request of registration from the Demand Holders within sixty (60) days after the date on which the initial request is given. In addition, the A&R Registration Rights Agreement provides holders of Registrable Securities (as defined in the A&R Registration Rights Agreement) piggyback registration rights, subject to certain underwriter cutbacks and issuer blackout periods. The Issuer will pay all fees and expenses relating to the registration and disposition of the Registrable Securities in compliance with the Issuer 's obligations under the A&R Registration Rights Agreement.

CUSIP No. 27888D101	13D	Page 11 of 13 Pages

The foregoing descriptions are summaries of the Purchase Agreement and the A&R Registration Rights Agreement, do not purport to be complete and are qualified in their entireties by reference to the full texts thereof. The Purchase Agreement and the A&R Registration Rights Agreement which are referenced as Exhibits B and C to this Schedule 13D, respectively, and which are filed as Exhibits10.1 and 10.2, respectively, to the Issuer's Current Report on Form 8- K filed with the SEC on July 7, 2017 (the "July 2017 Form 8-K") are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

(a)   As of July 6, 2017, after the closing of the Private Placement, the Argentina Fund owned 1,471,838 shares of common stock and the Argentina Fund 2 owned 2,507,696 shares of common stock. The General Partner, General Partner 2 and Investment Manager could be deemed to be indirect beneficial owners of the reported shares. The General Partner, General Partner 2, the Investment Manager, Mr. Stimpson, Mr. Thompson, and Mr. Stoltz disclaim beneficial ownership except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission of beneficial ownership of these securities for Section 16 or for any other purposes.  The percentages used in this Schedule 13D are calculated based upon an aggregate of 54,783,376 shares of Common Stock outstanding, which is the sum of (i) 44,783,376 shares of Common Stock issued and outstanding as of July 6, 2017, as set forth in the Purchase Agreement and (ii) 10,000,000 shares of Common Stock issued by the Issuer on July 6, 2017 pursuant to the Purchase Agreement.

(b)     The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein.

(c)     Except as set forth in Item 4 of this Amendment No. 4, there have been no transactions in the Common Stock effected by any of the Reporting Persons since the filing of Amendment No. 3.

(d)     Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)     Not applicable.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

CUSIP No. 27888D101	13D	Page 12 of 13 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit B	Purchase Agreement (incorporated by reference to Exhibit No. 10.1 to the July 2017 Form 8-K).

Exhibit C	A&R Registration Rights Agreement (incorporated by reference to Exhibit No. 10.2 to the July 2017 Form 8-K).

CUSIP No. 27888D101	13D	Page 13 of 13 Pages

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2017

Bienville Argentina Opportunities Fund 2.0, LP

By:	BAOF 2.0 GP, LLC, its General Partner

By:	/s/ Donald Stoltz, III
Name:	Donald Stoltz, III
Title:	Chief Operating Officer

BAOF 2.0 GP, LLC as General Partner of Bienville Argentina Opportunities Fund 2.0, LP

By:	/s/ Donald Stoltz, III
Name:	Donald Stoltz, III
Title:	Chief Operating Officer

Bienville Argentina Opportunities Master Fund, LP

By:	BAOF GP, LLC, its General Partner

By:	/s/ Donald Stoltz, III
Name:	Donald Stoltz, III
Title:	Chief Operating Officer

BAOF GP, LLC, as General Partner of Bienville Argentina Opportunities Master Fund, LP

By:	/s/ Donald Stoltz, III
Name:	Donald Stoltz, III
Title:	Chief Operating Officer

Bienville Capital Management, LLC, as Investment Manager of Bienville Argentina Opportunities Master Fund, LP and Bienville Argentina Opportunities Fund 2.0, LP

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member

William H. Stimpson, II, as Managing Member of the Investment Manager, BAOF GP, LLC and BAOF 2.0 GP, LLC

/s/ William H. Stimpson, II

M. Cullen Thompson, Jr., as Managing Member of the Investment Manager, BAOF GP, LLC and BAOF 2.0 GP, LLC

/s/ M. Cullen Thompson, Jr.

Donald Stoltz, III, as portfolio manager of the Investment Manager who is responsible for the Issuer’s matters

/s/ Donald Stoltz, III